FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Athens, 2 July 2012

Further to recent press articles and a relevant inquiry by the Hellenic Capital Market Commission, National Bank of Greece informs the investor community that the management of National Bank of Greece and the management of Credit Agricole had discussions regarding potential future strategic partnerships, which are to date at an early stage.

National Bank of Greece will inform immediately the investor community, according to the provisions of the regulatory framework in force, in case any discussions lead to a concrete result.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 3rd July, 2012

/s/Petros Christodoulou

(Registrant)

Deputy Chief Executive Officer